Filed by Xylem Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evoqua Water Technologies Corp.

Commission File No.: 001-38272

Translations to follow

Dear colleagues,

Today begins an exciting new chapter in Xylem’s story.

We just announced our agreement to acquire Evoqua, a leading provider of critical water treatment solutions and services. By joining forces, we will create an even more powerful platform for solving our customers’ most urgent water issues.

Here is why bringing our companies together is such an exciting opportunity.

Like us, Evoqua is guided by a purpose to solve water. They are leaders in advanced treatment solutions, and in digitally enabled outsourced water offerings for both high-growth industrial end markets and water utilities. These areas have long been a strategic priority for Xylem because industrial users are investing in water solutions and services to manage growing water risks, and we complement each other in our offerings to utilities. Evoqua’s outsourced water offerings are supported by an expansive network of water service professionals across North America.

This move will combine Evoqua’s solutions, services and capabilities with our global scale and reach, our advanced digital solutions, and our leading presence across the water cycle.

Together, we can build on our complementary strengths to better meet customers’ and communities’ mission-critical needs. We will have a powerful portfolio of technologies, solutions, and capabilities across the water cycle to better meet those needs. And, we will join with new colleagues who share our purpose and our passion.

Join me and the SLT for a live event later today, at 11 a.m. U.S. Eastern Time in the Xylem Around the World group on Xylem Now, to learn more about this big news.

Today is only the first step in a process that will take some time. We expect the transaction to close mid-year. Until then, Xylem and Evoqua will continue to operate independently. Tony Milando will lead a dedicated integration team that will plan how to bring our companies together to leverage and maximize each of our strengths and talents. We will keep you well-informed about our progress.

This is a transformative moment for our team. We are setting our sights on solving water in bigger, bolder ways than ever before for our customers and communities.

I encourage everyone to stay focused on that core purpose in the weeks and months ahead. Let’s continue to serve our customers with excellence, deliver on our commitments, and bring our best to work each day.

Thank you for your commitment. I look forward to creating an even more exciting future, together.

All the best,

Patrick Decker

President and CEO